SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                             SCHEDULE 13E-3/A NO. 2

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         FIRSTCITY FINANCIAL CORPORATION
                              (Name of the Issuer)

                         FIRSTCITY FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                             Special Preferred Stock
                           ($.01 par value per share)
                         (Title of Class of Securities)

                                   33761X 206
                      (CUSIP Number of Class of Securities)



              James R. Hawkins                                 Copy to:
       FirstCity Financial Corporation
             6400 Imperial Drive                            Steven D. Rubin
             Waco, Texas  76712                       Weil, Gotshal & Manges LLP
               (254) 751-1750                          700 Louisiana, Suite 1600
(Name, Address and Telephone Number of Person            Houston, Texas  77002
 Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

      This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [X]   A tender offer.

      d. [ ]   None of the above.

      Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]






HOFS02...:\92\54892\0013\1848\SCH9018K.55C

                             INTRODUCTORY STATEMENT

      This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement, Amendment No. 1 (the "Schedule 13E-3") filed with the Securities and Exchange Commission ("the "Commission") on September 22, 1998, by FirstCity Financial Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of the outstanding shares of Special Preferred Stock of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange dated August 31, 1998 (the "Offer to Exchange"), and in the related Letter of Transmittal (which together constitute the "Offer").

     This Amendment No. 2 reflects the results of the Offer, which expired at midnight New York City time on September 29, 1998.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-3 or in the Offer to Exchange.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of information included in response to the Items of this Amendment No. 2 in the Schedule 13E-4, as amended.



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
                              Cross Reference Sheet

   Item in                                          Location in
Schedule 13E-3                                Related Schedule 13E-4
--------------                                ----------------------

Item 16............................................  Item 8(e)






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
ITEM 16.  ADDITIONAL INFORMATION

               Approximately 149,197 shares of Special Preferred Stock were tendered and not withdrawn prior to September 29, 1998, the date on which the Offer expired.





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
                                    SIGNATURE
                                    ---------



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         FirstCity Financial Corporation


                                     By:    /s/  Matt A. Landry, Jr.
                                           ----------------------------------
                                     Name: Matt A. Landry, Jr.
                                     Title:Executive Vice President and Chief
                                           Administrative Officer


October 7, 1998




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